BB 3/24

SEC 12013774 ISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC
123

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SEC FILE NUMBER
8- 49653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carolina Financial Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

185 West Main Street
(No. and Street)

Brevard	NC	28712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas Craig Gilmore 828-393-0088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vance Flouhouse & Garges, PLLC
(Name – *if individual, state last, first, middle name*)

7725 Ballantyne Commons Pkwy., Ste. 103	Charlotte	NC	28277
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 4/12

OATH OR AFFIRMATION

I, Nicholas Craig Gilmore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Financial Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

My Commission Expires: March 22, 2012

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements with Supplemental
Information and Independent Auditors' Report

Carolina Financial Securities, LLC

As of December 31, 2011 and 2010

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

Financial Statements with Supplemental Information and Independent Auditors' Report

Carolina Financial Securities, LLC

As of December 31, 2011 and 2010

CAROLINA FINANCIAL SECURITIES, LLC

TABLE OF CONTENTS

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carolina Financial Securities, LLC
Brevard, North Carolina

We have audited the accompanying statements of financial condition of Carolina Financial Securities, LLC (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Financial Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vance Flouhouse & Garges PLLC

Charlotte, North Carolina
February 21, 2012

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

CAROLINA FINANCIAL SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31,

	2011	2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 28,756	$ 35,615
Accounts receivable, net	11,789	5,769
Prepaid expenses	266	142
Due from related party, net	41,877	103,157
Total current assets	82,688	144,683
Property and equipment, net	-	2,376
Investments	-	7,591
Total assets	$ 82,688	$ 154,650
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities		
Accounts payable	$ 4,367	$ 7,047
Commissions payable	3,150	16,000
Preferred distributions payable	2,400	2,200
Accrued expenses	1,635	-
Total current liabilities	11,552	25,247
Members' equity	71,136	129,403
Total liabilities and members' equity	$ 82,688	$ 154,650

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

STATEMENTS OF INCOME

For the years ended December 31,

	2011	2010
Fee income	$ 476,899	$ 344,427
Operating expenses:		
Commissions and direct costs	412,447	331,608
Licenses and permits	17,392	19,276
Rent	15,973	12,554
Utilities	1,340	1,399
Professional fees	19,546	21,090
Bad debt expense	-	19,529
Telephone	6,615	7,409
Insurance	2,359	3,889
Depreciation	2,376	4,465
Dues and subscriptions	2,037	1,536
Advertising	493	-
Office expenses and supplies	2,581	1,543
Printing and reproduction	3,203	3,781
Postage and delivery	3,351	1,487
Property taxes	306	311
Travel	24,483	15,361
Interest expense	1,593	6,341
Other operating expenses	2,480	1,306
Total operating expenses	518,575	452,885
Other expenses:		
Loss on investments	(7,591)	-
Net loss	$ (49,267)	$ (108,458)

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

For the years ended December 31,

	Preferred Members	Common Members	Retained Earnings (Losses)	Total
Balance at January 1, 2010	$ 20,000	$ 873,994	$ (716,133)	$ 177,861
Member contributions	60,000	-	-	60,000
Net loss	-	-	(108,458)	(108,458)
Member distributions	-	-	-	-
Balance at December 31, 2010	80,000	873,994	(824,591)	129,403
Member contributions	20,000	-	-	20,000
Net loss	-	-	(49,267)	(49,267)
Member distributions	(29,000)	-	-	(29,000)
Balance at December 31, 2010	$ 71,000	$ 873,994	$ (873,858)	$ 71,136

The accompanying notes are an integral part of these financial statements.

CAROLINA FINANCIAL SECURITIES, LLC

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (49,267)	$ (108,458)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	2,376	4,465
Loss on investments	7,591	-
Increase in accounts receivable	(6,020)	(3,505)
(Increase) decrease in prepaid expenses	(124)	-
Increase (decrease) in accounts payable	(2,680)	4,813
Increase (decrease) in commissions payable	(12,850)	16,000
Increase (decrease) in accrued expenses	1,635	-
Net cash used in operating activities	(59,339)	(86,685)
CASH FLOWS FROM INVESTING ACTIVITIES		
Note repayments from related party	61,280	37,029
Purchase of property and equipment	-	(1,227)
Net cash provided by investing activities	61,280	35,802
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contributions	20,000	60,000
Member distributions	(28,800)	-
Net cash provided by (used in) financing activities	(8,800)	60,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(6,859)	9,117
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	35,615	26,498
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 28,756	$ 35,615
Supplemental disclosure of non-cash investing and financing activities:		
Accrued preferred distributions payable	$ 2,400	$ 2,200

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Carolina Financial Securities, LLC (the "Company") is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was organized under the laws of North Carolina in 1997, and conducts its operations in Brevard, North Carolina. The Company is licensed in 29 states. The Company provides advice and assistance to clients regarding mergers and acquisitions, recapitalizations, private capital placement, private equity investments and other financial assignments.

At December 31, 2011, Carolina Financial Securities, LLC was a member in good standing with the Security Investor Protection Corporation (SIPC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of Carolina Financial Securities, LLC are prepared on the accrual basis of accounting and, accordingly, reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all highly liquid investments, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Accounts Receivable

Trade accounts receivable are stated less an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customers' financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. Management determined that an allowance for doubtful accounts was not necessary as of December 31, 2011. An allowance of $5,000 relating to trade accounts receivable was necessary at December 31, 2010.

Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates.

Limited Liability

As a limited liability company, the members' liability is limited to his investment in the Company plus any personal guarantees the member has made on company obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Improvements and Equipment
Property and equipment are recorded at cost. Costs associated with major acquisitions are capitalized and depreciated. Depreciation is provided over the estimated lives of the depreciable assets. Assets are generally depreciated on the straight-line method.

The following is a summary of equipment and improvements at cost, less accumulated depreciation:

	Useful Lives	2011	2010
Computers and office equipment	5 years	$ 86,752	$ 86,752
Office furniture and fixtures	7 years	45,313	45,313
Leasehold improvements	15 years	18,092	18,092
		150,157	150,157
Accumulated depreciation		(150,157)	(147,781)
Property and equipment, net		$ -	$ 2,376

Expenditures for repairs and maintenance costs are charged to expense as incurred. Upon asset disposition, the costs and related accumulated depreciation amounts are relieved and any resulting gain or loss in reflected in operations during the period of disposition.

Fee Revenue
The Company's revenues are generated primarily through providing merger and acquisition related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognized upfront advisory fees as revenue upon receipt. The remainder of any fee due to the Company is typically paid only upon the closing of a related transaction.

Other revenues relate primarily to billable transaction costs. Billable transactions costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with agreed-upon terms.

Income Taxes
The Company is treated as a Partnership for federal income tax purposes and those states that follow federal tax classifications. The payment of any income taxes is the responsibility of the individual partners; therefore, no income tax provision is recorded by the Company. The Company files a U.S. Partnership Return of Income notifying all partners of their proportionate share of the Company's income or loss to be included in the partner's individual income tax return.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)
The Company does not believe that there are any material uncertain tax positions and accordingly, it will not recognize any liability for unrecognized tax benefits. For the years ended December 31, 2011 and 2010, there were no interest or penalties recorded or included in the Company's financial statements.

The Company, which files income tax returns in the U.S. federal jurisdiction and North Carolina, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2008.

Securities Valuation and Fair Value Measurements
On January 1, 2008, the Company adopted *FASB ASC 820 Fair Value Measurements and Disclosures* ("ASC 820"), which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets and liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical assets and liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Valuation and Fair Value Measurements (Continued)
The fair value of each class of financial instruments for which it is practicable to estimate the fair value were determined as follows:

Cash and cash equivalents, accounts receivable, accounts payable, and accruals: The carrying value of these instruments is a reasonable estimate of fair value based on their short-term nature.

Investments: The Company's investments are valued annually and at such other times as determined by the Managing Member. Securities that are traded publicly are generally valued at the last reported sale price on their primary exchange on the valuation date or closing "bid" price if a trade price is not readily available.

Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material. Additionally, changes in the market environment and other events that may occur of the life of the investments may cause the gains or losses ultimately realized on these investments to be different from the valuations currently assigned.

Advertising Expenses
Costs associated with advertising are charged to expense as incurred. Advertising expenses approximated $493 for 2011.

3. RELATED PARTY TRANSACTIONS

The Company advanced funds during prior years to a member, in the amount of $14,529, with no specified interest rate and no specific terms of repayment. An allowance for doubtful accounts has been established to fully reserve the entire amount of the advanced funds.

The Company advanced funds to Rehab Support Services, LLC a related party through common ownership. These advances totaled $41,877 and $103,157 for the years ended December 31, 2011 and 2010, respectively. The advances carry no specified interest rate and no specific repayment terms.

The Company entered into an expense sharing agreement with Carolina Financial Group, LLC, a related party, for their pro-rata portion of payroll related expenses, rent, utilities, administration, etc. Total fees charged for the years ended December 31, 2011 and 2010 were $278,020 and $241,428, respectively, and were included in their respective expense accounts in the financial statements.

4. NET CAPITAL REQUIREMENTS

Carolina Financial Securities, LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company had net capital, as defined, of $17,204. At the same date the Company's ratio of aggregate indebtedness to net capital was .67 to 1. Accordingly, the Company was in compliance with the net capital requirements.

5. MEMBERS' EQUITY

The Company has two classes of member equity interest, Common Interest and Preferred Redeemable Interests.

Common Interests in the equity of the Company contain all voting privileges, and have no special preference regarding Company distributions or treatment upon Company liquidation.

Preferred Redeemable Interests hold no voting rights; contain a preferred cumulative distribution clause of 12% of the member's total investment (to be paid quarterly), and have preference upon Company liquidation. Preferred Redeemable Interests are redeemable at the Company's preference, generally after a specified date (dictated by each term sheet signed by the investors) and after the payment of all accrued preferred distributions.

6. RECLASSIFICATION

Certain items as presented in the 2010 financial statements have been reclassified to conform to the 2011 presentation with no effect on changes in net income or members' equity.

7. SUBSEQUENT EVENTS

Carolina Financial Securities, LLC has analyzed its operations subsequent to December 31, 2011, through February 21, 2012, the date the financial statements were available to be issued, for potential recognition or disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

CAROLINA FINANCIAL SECURITIES, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$ 71,136
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	71,136
Liabilities subordinated to claims of general creditors	-
Total nonallowable assets (Central Registration Depository and Prepaids)	53,932
Net capital	$ 17,204

COMPUTATION OF NET CAPITAL REQUIREMENT

(A) Minimum net capital requirement (6 2/3% of total aggregate indebtedness)	$ 770
(B) Minimum dollar net capital requirement of reporting broker dealer and minimum net capital requirements of subsidiaries	5,000
Net capital requirement (greater of A or B above)	5,000
Excess net capital	12,204
Excess net capital at 1000% (Net capital less 10% of total aggregate indebtedness)	$ 16,049

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness (Accounts payable)	$ 11,552
Percentage of aggregate indebtedness to net capital	67.15%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2011

Net capital as reported in Company's Part II (unaudited) FOCUS Report	$ 19,638
Audit adjustments:	
Adjustment for prepaid expenses	123
Adjustment for accrued expenses	5,034
Adjustment for investments	(7,591)
Net capital per above	$ 17,204

See independent auditors' report.

CAROLINA FINANCIAL SECURITIES, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

CAROLINA FINANCIAL SECURITIES, LLC

SCHEDULE III – INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934pursuant to paragraph (k)(2)(i) of the rule.

VANCE FLOUHOUSE & GARGES, PLLC
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Carolina Financial Securities, LLC:

In planning and performing our audit of the financial statements of Carolina Financial Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7725 Ballantyne Commons Pkwy., Suite 103 • Charlotte, North Carolina 28277 • 704-369-7200 • fax 704-362-0411 • www.vfgcpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Charlotte, North Carolina
February 21, 2012